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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1995

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        AECO Employees' 401(k) Retirement and Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statement of Net Assets Available for Benefits as of December
     31, 1995

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Six Months Ended December 31, 1995

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       11



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              AECO Employees' 401(k) Retirement and
                              Savings Plan

Date: June 28, 1996           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
AECO Employees' 401(k) Retirement
and Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the AECO EMPLOYEES' 401(k) RETIREMENT AND SAVINGS PLAN as of December 31, 1995 and the related statement of changes in net assets available for benefits, with fund information, for the six months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the six months then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 31, 1996

                                 AECO EMPLOYEES


                       401(k) RETIREMENT AND SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1995









CONTRIBUTIONS RECEIVABLE - Participant ...........................     $ 20,901

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Diversified Equity Fund ......................................      248,246
    NSI Stock Fund ...............................................      153,567
    Balanced Fund ................................................      160,740
    Stable Value Fund ............................................       64,679
    International Fund ...........................................       50,451
    Loan Fund ....................................................          814
                    Total investments ............................      678,497
REFUNDS PAYABLE TO PARTICIPANTS...................................      (42,753)
NET ASSETS AVAILABLE FOR BENEFITS ................................     $656,645

         The accompanying notes are an integral part of this statement.

                                 AECO EMPLOYEES'

                       401(k) RETIREMENT AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1995








                                                                                                             Nonparticipant
                                            -----------------------Participant-Directed----------------------  Directed
                                                          Stable   Diversified    NSI                             NSI
                                            Balanced      Value     Equity       Stock     Loan    Internat'l    Stock
                                               Fund       Fund       Fund        Fund      Fund      Fund        Fund        Total


CONTRIBUTIONS:
   Employer ..............................  $       0   $      0   $       0   $      0   $     0   $      0   $ 85,500   $  85,500
   Participant ...........................    147,695     63,236     213,244     48,978         0     47,048          0     520,201
         Total contributions .............    147,695     63,236     213,244     48,978         0     47,048     85,500     605,701

NET GAIN FROM INVESTMENT IN
NSI DC TRUST .............................      8,374        956      13,658      4,553        17        851      7,734      36,143

BENEFITS PAID TO PARTICIPANTS ............       (875)    (2,068)     (2,515)      (114)        0       (375)      (769)     (6,716)


INTRAPLAN TRANSFERS ......................        148       (307)        445         40      (203)      (123)         0           0

OTHER ....................................          0      1,728       7,769      6,810     1,000          0      4,210      21,517

NET INCREASE .............................    155,342     63,545     232,601     60,267       814     47,401     96,675     656,645

NET ASSETS AVAILABLE FOR BENEFITS,
July 1, 1995 .............................          0          0           0          0         0          0          0           0

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1995 ........................  $ 155,342   $ 63,545   $ 232,601   $ 60,267   $   814   $ 47,401   $ 96,675   $ 656,645





         The accompanying notes are an integral part of this statement.

                                 AECO Employees'
                       401(k) Retirement and Savings Plan

                  Financial Statements as of December 31, 1995
                                  Together With
                                Auditors' Report




  1.  PLAN DESCRIPTION

     The following brief description of the AECO Employees' 401(k) Retirement and Savings Plan (the "Plan") of the AECO Products Division (the "Company") of National Service Industries, Inc. ("NSI") is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

     The Plan is a defined contribution plan established effective July 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC") which covers all nonunion employees of the Company who have attained the age of 21 and either were hired prior to April 1, 1995 or have completed one year of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      Contributions

     Participants may elect to contribute between 1% and 10% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Contributions are made by the Company in an amount equal to 25% of the participant's contribution up to the lesser of 4% of the participant's annual compensation or $500. Additional discretionary amounts, as determined by the board of directors of NSI, may be contributed by the Company.

      Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale ranging from 10% vesting after two years of service, as defined, to 100% vesting after seven years of service. Nonvested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are used to reduce future employer contributions.

      Administration

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

     The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI.

     All administrative expenses of the Plan were paid by the Company during the six months ended 1995.

      Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

     Effective with the change in 1995 from monthly to daily valuation of participant accounts, the Plan assigns units to its participants. At December 31, 1995, 60,886 units were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1995:

                  Stable Value Fund                   $10.59
                  Diversified Equity Fund              10.57
                  Balanced Fund                        22.95
                  NSI Stock Fund                       12.39
                  International Fund                    4.59




      Investment in NSI DC Trust

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

      Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may
     not  direct  the   investment   of  company   matching  or   discretionary
     contributions. These are invested in the NSI Stock Fund discussed below.

      The separate investment options offered by the Plan are as follows:

        * Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

        * Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

        * Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

        * NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

        * International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

     The Plan permits loans to participants up to the lower of 50% of the participant's vested account balance or $50,000. Participants have up to five years to pay back the principal and interest unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates as determined by the plan administrator.

      Benefits

     A participant is entitled to receive the distribution of his/her vested account balance on death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount or in installment payments at the election of the participant if he/she is age 55 or older and his/her account balance is greater than $3,500. A participant who terminated employment with the Company for other than these reasons is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is generally distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

     Hardship withdrawals may be made upon proven financial hardship of a participant as defined in the plan agreement and approved by the Plan's retirement committee.

      Plan Termination

     Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of Plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the master trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1995, contract value approximates fair value. At December 31, 1995, the weighted average crediting interest rate was 6.77%. For the year ended December 31, 1995, the annual yield on the GICS held by the NSI DC Trust was 6.9%. For certain contracts held by the trust, crediting interest rates may be changed in the event of certain events such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

  3.  NSI DC TRUST

      Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1995 is summarized as follows:

Dividends on common stock ...................................      $    245,288
Interest income .............................................         4,597,435
Net appreciation in fair value of common stock ..............         1,408,275
Net income from mutual fund .................................        11,982,057
Net income from common/collective trust .....................        10,492,727
Net income from pooled separate account .....................            21,986
Investment expenses .........................................          (274,795)
Net investment income .......................................      $ 28,472,973

     The investment income of the NSI DC Trust for the year ended December 31, 1995 is allocated to participating plans is as follows:

AECO Employees' 401(k) Retirement
and Savings Plan ..........................................          $    36,143
All other NSI plans .......................................           28,436,830
              Total .......................................          $28,472,973

    Net Assets

    Net assets of the NSI DC Trust are as follows at December 31, 1995:

Mutual fund .............................................         $  47,636,487
Common/collective trust .................................            48,146,903
Guaranteed investment contracts .........................            55,129,605
Loans receivable from participants ......................             6,104,302
NSI common stock ........................................             7,637,554
Money market fund .......................................             1,377,443
Pooled separate account .................................               871,467
                                                                    166,903,761
Cash ....................................................               127,031
                                                                    167,030,792
Accrued investment income ...............................                76,779
Adjustments for pending trades ..........................              (211,964)
Other ...................................................                49,961
              Net assets ................................         $ 166,945,568


     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant balances and is as follows as of December 31, 1995:

AECO Employees' 401(k) Retirement
and Savings Plan .........................................          $    678,497
All other plans ..........................................           166,267,071
              Total ......................................          $166,945,568

      Investment in NSI Common Stock

     As of December 31, 1995, approximately 4.6% of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.

  4.  TAX STATUS

     The Plan has not received a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1995.